UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Comprehensive Care Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
204620-20-7
(CUSIP Number)
July 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	204620-20-7

1	NAMES OF REPORTING PERSONS Harry Ross

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,400,000[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,400,000[1]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,400,000[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes 800,000 shares that may be acquired upon conversion of a $200,000 convertible promissory note.

CUSIP No.	204620-20-7

Item 1(a).	Name of Issuer:
Comprehensive Care Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3405 W. Dr. Martin Luther King, Jr. Blvd., Suite 101
Tampa, Florida 33607

Item 2(a).	Name of Person Filing:
Harry Ross

Item 2(b).	Address of Principal Business Office or, if none, Residence:
3622 Reeves Road
Ojai, California 93023

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
204620-20-7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership (as of July 31, 2009)
(a)	Amount Beneficially Owned: 2,400,000

(b)	Percent of Class: 5.9%
Explanatory Note: On September 5, 2008, Mr. Ross filed a Schedule 13D to report beneficial ownership of 2,000,000 shares of Common Stock of the Issuer, or 22.7% of the outstanding shares of Common Stock, which included 800,000 shares issuable upon the conversion of a $200,000 Convertible Promissory Note (the “Note”) purchased from the Issuer by Mr. Ross. The Note is convertible, in whole or in part, into Common Stock of the Issuer at any time at the rate of $0.25 per share. Subsequent to September 3, 2008, but prior to February 26, 2009, the Issuer issued additional shares of Common Stock to investors other than Mr. Ross, resulting in Mr. Ross’ beneficial ownership percentage decreasing to 8.4%. On February 26, 2009, pursuant to a subscription agreement, Mr. Ross purchased an additional 400,000 shares of Common Stock, bringing the total number of shares of Common Stock beneficially owned by Mr. Ross to 2,400,000, or 9.9%. Subsequent to February 26, 2009, the Issuer issued additional shares of Common Stock to investors other than Mr. Ross, such that as of July 31, 2009, Mr. Ross beneficially owns 5.9% of the outstanding shares of Common Stock. Applicable percentage of beneficial ownership of 5.9% is based on the sum of 39,739,089 shares of Common Stock outstanding as of July 31, 2009 and 800,000 shares of Common Stock beneficially owned by Mr. Ross through his ownership of the Note, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Given that Mr. Ross now beneficially owns less than 20% of the outstanding shares of Common Stock, he has elected to report his holdings on this Schedule 13G and not on a Schedule 13D.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

2,400,000

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

2,400,000

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2009 Dated

/s/ Harry Ross Signature

Harry Ross Name/Title